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                                EXHIBIT (99)(b)
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                               On letterhead of:

                             L & B Financial, Inc.



                                                                January 28, 1997

Dear Shareholder:

     We are pleased to invite you to attend the Special Meeting of Shareholders (the "Special Meeting") of L & B Financial, Inc. ("L & B") on Tuesday, February 25, 1997. The Special Meeting will be held at the offices of Loan and Building State Savings Bank, 306 North Davis, Sulphur Springs, Texas 75482, commencing at 11:00 a.m. local time.

     At the Special Meeting, shareholders of L & B will be asked to approve the merger of L & B with Jefferson Savings AcquisitionCo, Inc., a Missouri corporation and wholly owned subsidiary of Jefferson Savings Bancorp, Inc. ("Jefferson"), St. Louis, Missouri. The terms of the merger provide that upon consummation of the merger each outstanding share of common stock of L & B will be converted into a combination of cash and shares of common stock of Jefferson.

     Your Board of Directors submits this proposed merger to you after careful review and consideration. We believe that this proposed merger will provide significant value to all shareholders, enabling holders of L & B common stock to participate in the expanded opportunities for growth that association with a larger, more geographically-diversified financial organization makes possible and position L & B and its shareholders to take advantage of future opportunities as the banking industry continues to consolidate and restructure. Accordingly, the Board has approved the merger as being in the best interests of L & B and its shareholders and recommends that you vote in favor of the merger at the Special Meeting.

     You are urged to read carefully the accompanying Proxy
Statement/Prospectus, which contains detailed information concerning the matters to be acted upon at the Special Meeting.

     Your participation in the meeting, in person or by proxy, is important. Therefore, we ask that you please mark, sign and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. If you attend the Special Meeting, you may vote in person if you wish, even if you have previously mailed in your proxy card.

                                       Sincerely,


                                       C. Glynn Lowe
                                       President and Chief Executive Officer